TEKOIL & GAS CORPORATION

June 28, 2007

FILED VIA FACSIMILE AND EDGAR

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	TEKOIL & Gas Corporation (the “Company”)
Amendment No. 1 to Registration Statement on Form SB-2
Filed June 7, 2007
File No. 333-142224

Dear Mr. Schwall:

This letter is in response to your correspondence dated June 20, 2007, in which you expressed one additional comment regarding the above referenced registration statement. We have included your comment prior to our response below.

Amendment No. 1 to Registration Statement on Form SB-2

1.
We note that you seek to register the resale of 900,000 shares of common stock issuable pursuant to a warrant issued to Goldman, Sachs & Co. on May 11, 2007, as well as 9,000,000 shares also issued on May 11, 2007 as partial consideration to Masters Resources, LLC, Masters Oil & Gas, LLC, Rich Holdings LLC and John W. Barton. Given that the resale registration statement was first filed on April 19, 2007, please tell us why you believe the offering of the warrant and the 9,000,000 shares had been completed such that it is appropriate to register the resale of the shares issuable pursuant to the warrant and the 9,000,000 shares at this time. We may have further comment.

Your comment suggests that shares may not be added to a registration statement after its initial filing date. We understand that a registration statement speaks as of its effective date (unless earlier dates are noted with respect to information contained therein). We have asked our counsel to direct us to a legal basis for your suggestion. They point us to Rule 413(a) of Regulation C, which indicates that securities may not be added to a registration statement (subject to certain exceptions not applicable in our circumstances) after its effective date. This rule clearly suggests shares may be added post-filing but pre-effective date. Our counsel has been unable to locate authority supporting your suggestion and indicate that a representative of your office has indicated that he is aware of no supporting authority and believes this position represents a policy of your office. While we do not agree that there is a legal basis for this policy, we offer the following:

25050 I-45 North, Suite 525 • The Woodlands, Texas 77380 • (281) 364-6950

Mr. H. Roger Schwall
June 28, 2007

The Company’s obligation to issue the warrant to Goldman, Sachs & Co. (“Goldman”) arose upon the Company’s execution on December 29, 2006, of the Engagement Agreement described in the Registration Statement. That obligation to issue the warrant was disclosed in the Company’s current report on Form 8-K dated December 29, 2006 and in the initial registration statement filed on April 19, 2007. The Company irrevocably obligated itself, on December 29, 2006, to issue the warrant upon the closing of the financing described in the Engagement Agreement, which occurred on May 11, 2007, at which time the warrant was issued, and such closing and issuance were disclosed in the Company’s current report on Form 8-K dated May 11, 2007. After December 29, 2006, Goldman could cause the warrant to not be issued only by not performing under the Engagement Agreement.

On November 13, 2006, the Company executed the Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with Masters Resources, LLC, and Masters Oil and Gas, LLC (together the “Sellers”), and the Masters Acquisition was first disclosed in the Company’s current report on Form 8-K dated November 13, 2006. On April 12, 2007, the Company’s wholly-owned subsidiary, Tekoil and Gas Gulf Coast, LLC (the “Subsidiary”), and the Sellers agreed to an amendment to Purchase and Sale Agreement, which amended the Purchase and Sale Agreement to provide, among other things, that the Company would issue 4,000,000 shares of its common stock as partial consideration for the Masters Acquisition. The terms of that amendment irrevocably committed the Company to issue such shares and the Sellers to accept them, subject only to occurrence of a closing, and such terms were disclosed in the Company’s current report on Form 8-K dated April 12, 2007 and in the initial registration statement filed on April 19, 2007.

On April 30, 2007, the Subsidiary and the Sellers agreed to an amendment to Purchase and Sale Agreement, dated effective April 24, 2007, which further amended the Purchase and Sale Agreement and increased the number of shares of common stock that the Company would be required to issue to 9,000,000 shares and correspondingly reduced the cash consideration required to be delivered. The terms of that amendment were disclosed in the Company’s current report on Form 8-K dated April 30, 2007 and in the first amendment to the registration statement filed on June 7, 2007. At all times relevant (and certainly prior to April 19, 2007) the Subscription Agreement, as amended, executed by the Sellers contemplated that all or a portion of the shares issuable to them could be distributed to their members (Messrs. Barton and Rich Holdings, LLC).

Mr. H. Roger Schwall
June 28, 2007

As previously described, the closing of the Masters Transaction and Goldman financing occurred on May 11, 2007, and the Company issued 9,000,000 shares of its common stock to Masters Resources, LLC, Rich Holdings LLC and John W. Barton, as required by the Purchase and Sale Agreement dated November 13, 2006 and the Goldman warrant pursuant to the Engagement Agreement dated December 29, 2006. The closing of the Masters Acquisition and the issuance of the shares of common stock were disclosed in the Company’s current report on Form 8-K dated May 11, 2007 and the first amendment to the registration statement filed June 7, 2007.

In short, the Company was irrevocably committed before April 19, 2007 to issue the warrant to Goldman Sachs & Co. and 4,000,000 shares of Common Stock to Sellers (and/or their members) and Goldman and Sellers were bound to accept them, subject only to the occurrence of a closing of the respective financing or Masters Acquisition. Although we believe we are legally entitled to add securities to the Registration Statement until the effective date under Rule 413(a), we have elected to exclude the incremental 5 million shares of Common Stock agreed upon after April 19, 2007 in order to avoid a dispute with you and will undertake the effort and expense of filing a separate registration statement covering those shares. We are concurrently filing an Amendment No. 2 to Registration Statement via Edgar reflecting this exclusion and are including herewith marked pages showing our revisions for convenience.

In accordance with the instructions provided in your letter, we hereby request that the registration statement be declared effective Monday, July 2 at 2:00 PM Eastern Daylight Time.

Questions regarding this response may be directed to the Company at 281-364-6950 (fax- 281-364-8007) or to Kenneth C. Wright of Baker & Hostetler LLP at 407-649-4001 (fax- 407-841-0168). Thank you.

Sincerely,

/s/ Mark S. Western

Mark S. Western
President and Chief Executive Officer

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